UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: June 1, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces First Quarter 2009 Results
Changzhou, China — May 28, 2009 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (PV) products from the production of ingots, wafers and cells to the assembly of PV modules, today announced its financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Financial and Operating Highlights
•	Solar module shipments were 48.8 MW, compared to the Company’ s previous guidance of 50 MW to 55 MW, representing a decrease of 15.3% sequentially and an increase of 65.5% year-over-year

•	Total net revenues were $132.1 million, a decrease of 38.9% sequentially and an increase of 9.5% year-over-year

•	Gross margin was 17.2%, exceeding the Company’s previous guidance of between 15% and 17%, compared to 9.6% in the fourth quarter of 2008

•	Operating income and operating margin were $6.8 million and 5.2% respectively, compared to $3.9 million and 1.8% respectively in the fourth quarter of 2008

•	Net loss was $10.6 million, which includes
•	a $6.5 million tax liability accrued in the first quarter resulting from a reversal in the government’s approval for a past tax holiday

•	a charge of $4.6 million for the estimated cost in connection with the cancellation of two polysilicon supply agreements
•	Earnings per fully-diluted ADS was negative $0.42, which includes a negative impact of $0.44 per fully diluted ADS for the above reasons
“Our first quarter was adversely affected by unusually harsh weather in our key European markets, tightened credit conditions for our customers and the general slowdown in world economic activities,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “Improved conditions beginning in April have contributed to increasing customer deliveries and higher levels of new contracts and projects.”
In conjunction with our recent visits involving over 30 meetings with our customers worldwide, we received positive feedback confirming satisfaction with our high quality products and greater recognition of our brand name. Our core strengths such as enhanced brand recognition, high quality products and industry leading low cost platform enable us to yield attractive margins in both new and existing PV markets, despite challenging market and macroeconomic conditions. In the first quarter, we continued to leverage our low cost platform by reducing our manufacturing cost to approximately $0.79 per watt for our multicrystalline product.
Moreover, we remain committed to ensuring that we have sufficient financial resources to maintain a strong balance sheet. In line with our focus on maintaining a strong cash position, we have increased our in-house production capacities for cells and modules to over 400 MW as of May 2009, as a result of improvements in production process enhancements and improved cell conversion efficiency, which required minimal capital investment.

Finally, we are encouraged by recent announcements by the Ministry of Finance, outlining China’s national solar investment subsidy program, which is expected to commence this year. We are also involved in the development of a local Jiangsu subsidy program, which is viewed as a model provincial incentive program to potentially compliment the national subsidies. We are confident that our Changzhou presence will give us access to project opportunities created by these programs. To-date we have submitted 8 initial proposals for the national subsidy program in our name and through project joint venture.
In addition to the above, due to the current economic environment, we are continuing to focus on improvements in several areas, including accelerating the reductions in our manufacturing costs, increasing our cell and module efficiencies, leveraging our silicon procurement flexibilities, and expanding our sales capabilities to capture growth opportunities in existing and emerging PV markets.”
Recent Business Highlights
During the first quarter of 2009, the Company
•
Continued to benefit from strong customer loyalty from its well-established PV partners throughout Europe and worldwide, whose businesses have greater visibility and access to commercial and project financing

•
Increased market share in growing PV markets such as Benelux, reflecting a diversification strategy that includes 20 established and emerging PV markets, such as Greece, the Czech Republic, Australia, and the United States

•	Increased sales to project system integrators, which currently represent more than half of our total sales

•	Continued to receive strong support from its Spanish partners who are increasingly active in developing projects outside of Spain
In April of 2009, the Company
•	Announced the completion of a 4.7 MW PV facility, one of the largest rooftop projects in Italy

•	Announced three new sales agreements in Germany totaling approximately 42 MW of PV modules for delivery in 2009, which has given the Company greater visibility in its order book

•	Expanded its European Sales and Marketing team with the appointments of two key management positions. Our new managers have over 33 years of combined solar PV and other renewable energy experience.

•	Submitted proposals involving eight projects for China’s national subsidy program
First Quarter 2009 Results
Net Revenues
Trina Solar’s net revenues in the first quarter of 2009 were $132.1 million, a decrease of 38.9% sequentially and an increase of 9.5% year-over-year. Total shipments were 48.8 MW, compared to 57.6 MW in the fourth quarter of 2008 and 29.5 MW in the first quarter of 2008. The sequential decline in total shipments was primarily due to weakened demand given prolonged winter conditions in our major European markets, limited customer visibilities to PV system purchase financing, and market inventory adjustments relating to government incentive reduction legislation in Spain. Net revenue includes approximately $2.3 million of non-module income.

Gross Profit and Margin
Gross profit in the first quarter of 2009 was $22.7 million, compared to $20.8 million in the fourth quarter of 2008 and $31.1 million in the first quarter of 2008. Gross margin was 17.2% in the first quarter of 2009, representing an increase from 9.6% in the fourth quarter of 2008 and a decrease from 25.8% year-over-year. The sequential increase was due primarily to the benefits of lower average silicon purchase prices. The year-over-year decrease was primarily due to lower module average selling price resulting from demand factors, which included abnormal seasonality impacts, increased industry capacity and availabilities of silicon feedstock, and the recent global economic and financial climate. The Company continued to focus its efforts on reducing its manufacturing cost per watt through ongoing efficiency gains linked to improved supply chain management, higher cell and module efficiencies, and proprietary process enhancements in our ingot, wafer, cell and module value areas
Operating Expense, Income and Margin
Operating expenses in the first quarter of 2009 were $15.9 million. The Company’s operating expenses accounted for 12.0% of its first quarter net revenues, an increase from 7.8% in the fourth quarter of 2008 and an increase from 9.0% in the first quarter of 2008. The sequential increase was a percentage of revenue as primarily due to the decline in total net revenues. Operating expenses in the first quarter of 2009 included $1.0 million in share-based compensation expenses, compared to $1.0 million in the fourth quarter of 2008 and $1.3 million in the first quarter of 2008.
Operating expenses include a charge of $4.6 million in connection with the estimated cancellation cost of two polysilicon supply agreements. Operating income in the first quarter of 2009 was $6.8 million, compared to $3.9 million in the fourth quarter of 2008 and $20.2 million in the first quarter of 2008. Operating margin was 5.2% in the first quarter of 2009, compared to 1.8% in the fourth quarter of 2008 and 16.7% in the first quarter of 2008.
Net Interest Expense
Net interest expense in the first quarter of 2009 was $5.4 million, compared to $6.5 million in the fourth quarter of 2008 and $2.2 million in the first quarter of 2008. The sequential decrease was the result of a lower average interest rate, while the year-over-year increase was primarily due to additional bank borrowings to support the growth of the Company’s operations.
Foreign Currency Exchange
Foreign currency exchange loss was $7.6 million in the first quarter of 2009, compared to a $3.2 million gain in the fourth quarter of 2008 and a $4.0 million loss in the first quarter of 2008. This loss was primarily due to the depreciation of the Euro against the US dollar in the first quarter, the effect of which was partially mitigated by the Company’s increased utilization of foreign currency forward contracts to hedge its exposure.
Income Tax Expense
In April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone notifying us that the exemption and 50% tax reduction for our taxable profit representing the proportion of increase in registered capital had expired on December 31, 2007. As a result, the Company recorded an additional one-time tax payment of $6.5 million arising from Changzhou Trina Solar Energy Co., Ltd.’s taxable profit in 2008. Please see the Company’s 2008 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.
Net Income and EPS
Net loss was $10.6 million in the first quarter of 2009, a decrease from a $0.7 million loss in the fourth quarter of 2008 and a $12.9 million profit in the first quarter of 2008. Net loss includes the impact of the $4.6 million in supply agreement cancellation charges, the $6.5 million tax charge, and a foreign currency exchange loss of $7.6 million.

Earnings per fully diluted ADS were negative $0.42. The combined effects of the supply agreement cancellation charge, the additional tax payment, and the foreign currency exchange loss, net of tax effect, were approximately $0.75 per fully diluted ADS.
Financial Condition
As of March 31, 2009, the Company had $194.1 million in cash and cash equivalents, and restricted cash. The Company’s working capital balance was $81.8 million. Total bank borrowings stood at $320.2 million, of which $14.6 million were long-term borrowings. Shareholders’ equity was $423.4 million, compared to $433.1 million as of December 31, 2008.
As of April 30, 2009 the Company’s total short term credit lines increased to approximately $523 million, which includes approximately $183 million of unused available credit line. The Company increased its foreign currency hedging program during the first quarter of 2009 using foreign currency forward contracts between the Euro and the US dollar, with the goal of mitigating, to some extent, the effects of exchange rate volatility.
Second Quarter and Full Year Guidance
For the second quarter of 2009, the Company expects to ship between 60 MW to 65 MW of PV modules. The Company believes gross margin for the second quarter will likely be between 18% and 20%.
For the full year of 2009 the Company reiterates the guidance for total PV module shipments between 350 MW to 400 MW, representing an increase of 74% to 99% from 2008.
Operations and Business Outlook
Manufacturing Cost Reduction
For the full year 2009, the Company expects to reduce its manufacturing costs by at least 15% to 20% through a combination of technology and manufacturing process improvements together with supply chain and logistics management initiatives currently under testing or development.
Silicon Procurement
The Company maintains a diversified feedstock procurement strategy consisting of short, medium, and long-term supply contracts, which include agreements entered into in the first quarter of 2007. The Company will continue to maintain competitive silicon costs relative to the current market price. Several of our long-term contracts contain price adjustment clauses that offer a market-linked price formula that would apply if the market price is lower than the originally agreed price in any given year. The Company continues to renegotiate other medium-term and long-term contracts in efforts to achieve favorable price and payment terms relative to current market conditions.
Cell Technology and Product Development Update
Through its research and development and technology transfer, the Company continues to improve its cell manufacturing processes to meet its previously announced 2009 conversion efficiency targets of 18.5% and 17.5% for its monocrystalline and multicrystalline product lines, respectively.
Based on recent on-site laboratory test production, the Company has achieved monocrystalline cell efficiency of 18.0% by leveraging advanced passivation and metallization techniques involved in the PV manufacturing process.
In addition to improving its module output and low manufacturing cost platform efficiencies, the Company’s technology roadmap includes further enhancement of its Building Integrated PV (BIPV) module product lines, as well as targeted application products offering architecturally friendly design advantages and others for industry-specific use applications.

Existing Cell and Module Capacity
Through yield increases derived from increased cell efficiency rates and improved production efficiencies, the Company’s annualized in-house production capacities have been increased to over 400 MW for cells and modules in May 2009. These expanded capacities, located within the Company’s existing west campus facilities will support the Company’s previously announced target for 2009 PV module shipments of between 350 MW to 400 MW.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on May 28, 2009, to discuss the results for the quarter ended March 31, 2008. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, Steven Zhu, Vice President, International Procurement and Business Development, Arturo Herrero, Vice President, Sales and Marketing, and Thomas Young, Director of Investor Relations.
To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 9965-1486.
If you are unable to participate in the call at this time, a replay will be available on May 28 at 12:00 p.m. ET, through June 3 at 11:59 p.m. ET. To access the replay, dial 1(800)642-1687 or 1(706)645-9291, and enter the conference ID 9965-1486.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since its founding in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008

Net revenues	$132,109	$216,338	$120,671
Cost of revenues	109,402	195,535	89,595

Gross profit	22,707	20,803	31,076

Operating expenses
Selling expenses	4,309	5,348	2,958
General and administrative expenses	10,660	11,308	7,165
Research and development expenses	909	278	749

Total operating expenses	15,878	16,934	10,872

Operating income	6,829	3,869	20,204
Exchange gain or (loss)	(7,646)	3,209	(4,001)
Interest expense	(6,270)	(7,011)	(3,473)
Interest income	859	544	1,240
Derivative gain (loss)	170	(1,067)	—
Other income (expense)	(105)	1	(25)

Income (loss) before income taxes	(6,163)	(455)	13,945
Income tax (expense)	(4,459)	(213)	(1,072)

Net income (loss)	$(10,622)	$(668)	$12,873

Earnings (loss) per ADS
Basic	(0.423)	(0.027)	0.515
Diluted	(0.423)	(0.027)	0.512
Weighted average ADS outstanding
Basic	25,091,336	25,072,076	24,972,588
Diluted	25,091,336	25,072,076	25,128,969

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	March 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$153,325	$132,224
Restricted cash	40,788	44,991
Inventories	79,109	85,687
Accounts receivable, net	169,583	105,193
Advances to suppliers	36,631	42,247
Prepaid expenses and other current assets	10,395	9,541

Total current assets	489,831	419,883
Property, plant and equipment	363,816	357,594
Intangible assets, net	26,779	26,915
Advances to suppliers — long-term	118,325	130,352
Deferred tax assets	5,064	2,808
Other noncurrent assets	2,368	2,564

TOTAL ASSETS	$1,006,183	$940,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$305,524	$248,558
Accounts payable	70,339	62,504
Income tax payable	8,444	3,649
Accrued expenses and other current liabilities	23,762	21,003

Total current liabilities	408,069	335,714

Long-term bank borrowings	14,629	14,631
Long-term advances from customers
Convertible bond payable	133,721	133,248
Accrued warranty costs	13,789	12,473
Other noncurrent liabilities	12,546	10,993

Total liabilities	582,754	507,059

Ordinary shares	30	30
Additional paid-in capital	309,894	308,898
Retained earnings	102,090	112,713
Other comprehensive income	11,415	11,416

Total shareholders’ equity	423,429	433,057

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,006,183	$940,116

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou) Thomas Young, Director of Investor Relations Phone: + (86) 519-8548-2009 (Changzhou) Email: ir@trinasolar.com	Brunswick Group Caroline Jinqing Cai Phone: + (86) 10-6566-2256 Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com